

Mail Stop 3561

April 18, 2016

Shane Evangelist
Chief Executive Officer
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, California 90746

    Re: U.S. Auto Parts Network, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 8, 2016
            File No. 001-33264

Dear Mr. Evangelist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proxy Statement

1. We note disclosure in the proxy statement to the effect that a stockholder granting the Company a proxy confers discretionary authority on "any other business that may properly come before the Annual Meeting." It appears you intend this discretionary authority to include any adjournment or postponement of the Annual Meeting. Please revise, consistent with the parameters of discretionary authority conferred with a proxy, as outlined in Rule 14a-4(c) and (d). Note that if you wish to use the proxies to vote to adjourn the meeting to solicit additional proxies, this must be listed as a separate matter on the proxy card and in the proxy statement.

Voting; Quorum, page 2

2. Please provide additional disclosure about how a "Withheld" vote will affect the outcome of Proposal One in view of the plurality voting standard in effect for the election of directors. If you have a director resignation policy that is triggered if a nominee receives a certain number of "Withheld" votes, please disclose this policy.

3. Please state whether holders of your common stock and Series A Convertible Preferred vote together as a single class.

Proxies, page 2

4. You state that the ratification of the appointment of RSM LLP as the Company´s independent auditors is considered a routine matter and therefore brokers are entitled to vote shares held in street name. However, it is our understanding that exchange rules do not permit discretionary voting by brokers or other nominees on any matter in a contested solicitation. Please revise or advise. Please also revise your disclosure to describe the impact of broker non-votes for purposes of establishing a quorum.

Letter from Cannell Capital LLC, page 3

5. Please summarize the topics discussed during the investor meeting that occurred on March 14, 2016. Please provide additional detail regarding the number of meetings, in phone or in person that you had with Cannell Capital before the March 14, 2016 meeting.

6. We note the disclosure that Cannell Capital's nominees "would be reviewed by the Company's Nominating and Corporate Governance Committee." Please provide additional detail about the context of any such review, including whether the nominees are being reviewed for purposes of future nominations.

Solicitation, page 3

7. Please disclose the total amount estimated to be spent and the total expenditures to date in connection with this solicitation. Please see Item 4(b)(4) of Schedule 14A.

Proposal One

Election of Directors, page 5

8. We note the disclosure that "[e]ach nominee for election is currently a member of our Board of Directors and has agreed to serve if elected." Please confirm that each of the director nominees has also consented to be named in the proxy. Refer to Rule 14a-4(d)(1) and (4).

9. We note your disclosure that in the event a nominee is unable to serve or declines to serve at the time of the Annual Meeting, the proxies will be voted for any nominee who is designated by the present Board of Directors to fill the vacancy. Please revise the scope of this statement, consistent with the scope of the discretionary authority outlined in Rule 14a-4(c)(5).

10. Please confirm that should the Board lawfully identify or nominate a substitute nominee before the meeting, the company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosures required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Annex A – Supplemental Information Regarding Participants

11. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply made on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Proxy Card

12. Please mark the form of proxy card as preliminary as required by Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

                                              Sincerely,

                                              /s/ Lisa M. Kohl for

                                              Mara L. Ransom
                                              Assistant Director
                                              Office of Consumer Products